Exhibit 99.1

VTTI Energy Partners LP Unitholders Approve Merger with VTTI B.V.

LONDON — September 13, 2017 — VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) announced today that at a special meeting of the Partnership’s unitholders held earlier today, the unitholders voted to adopt the Agreement and Plan of Merger, dated as of May 8, 2017 (the “Merger Agreement”), by and among the Partnership, VTTI B.V. (“VTTI”), VTTI Energy Partners GP LLC, the general partner of the Partnership, VTTI MLP Partners B.V. and VTTI Merger Sub LLC, wholly owned subsidiaries of VTTI, pursuant to which VTTI will become an indirect wholly owned subsidiary of VTTI.

Approximately 98.75% of the Partnership’s common units and 100% of the Partnership’s subordinated units voted at the special meeting voted in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby. The votes in favor of the Merger Agreement constituted a majority of the Partnership’s common units, other than common units held by VTTI MLP Partners B.V. and by Stichting Administratiekantoor VTTI that do not correspond to a vested depositary receipt issued to an employee, consultant or director of VTTI or its affiliates, and a majority of the VTTI subordinated units outstanding as of the record date of the special meeting, as required for adoption and approval of the Merger Agreement.

The merger is expected to close on September 15, 2017.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 36 million barrels.

About VTTI B.V.

VTTI B.V. is a fee-based, growth-oriented business formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. VTTI’s assets include interests in a broad-based portfolio of terminals that are strategically located throughout the world with a combined total storage capacity of 57 million barrels.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in the Partnership’s Annual Report filed on Form 20-F with the SEC on April 28, 2017.

For additional information contact:

VTTI ENERGY PARTNERS LP:

Robert Abbott

Chief Financial Officer

Email: abb@vtti.com

Tel:    +44 20 3772 0110

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval with respect to the Merger. This communication relates to a proposed business combination between VTTI and the Partnership. WE URGE SECURITY HOLDERS TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY

BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Security holders may obtain these materials free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s internet website for investors at http://www.vttienergypartners.com. Investors and security holders may also read and copy any reports, statements and other information filed by the Partnership with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participation in the Solicitation of Votes

VTTI and the Partnership and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials filed with the SEC.